              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           Schedule 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)1

                   MONTGOMERY WARD HOLDING CORP.
                         (Name of Issuer)

                    Common Stock, $.01 Par Value
                   (Title of Class of Securities)

                               None
                          (CUSIP Number)

                          Myron Lieberman
                         Altheimer & Gray
                        10 South Wacker Dr.
                            Suite 4000
                      Chicago, Illinois 60671
                          (312) 715-4500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                           July 18, 1997
        (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

 Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
 (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continue on following pages)


________________

       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   _________________________________________________________

   1.   Name of Reporting Person:

        Myron Lieberman
   _________________________________________________________

   2.   Check the Appropriate Box if a Member of a Group:
                                                (a)     /  /
                                                (b)     /  /
   _________________________________________________________

   3.   SEC Use Only
   _________________________________________________________

   4.   Source of Funds:  WC, OO, PF (See Item 3)
   _________________________________________________________

   5.   Check box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f):        /  /
   _________________________________________________________

   6.   Citizenship or Place of Organization:  United States
        of America
   _________________________________________________________

                    7.  Sole Voting Power: 0 (See Items 4,
                        5 and 6)
   Number of        ________________________________________
   Shares
   Beneficially     8.  Shared Voting Power: 0 (See Items 4,
   Owned                5 and 6)
   Each             ________________________________________
   Reporting
   Person           9.  Sole Dispositive Power: 314,485
   With                 (See Items 4, 5 and 6)
                    ________________________________________

                    10. Shared Dispositive Power: 0  (See
                        Items 4, 5 and 6)
   _________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each
         Reporting Person: 314,485
   ________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares:                       /  /
   _________________________________________________________

   13.   Percent of Class Represented by Amount in Row (11):
         1.7% of the Class A Common Stock, constituting 0.7%
         of the Common Stock
   _________________________________________________________

   14.   Type of Reporting Person:  IN
   _________________________________________________________

   This statement constitutes Amendment No. 3 to the Statement on Schedule 13D filed October 24, 1991 and amended on November 22, 1991 and April 7, 1992 (the "Schedule 13D") by Myron Lieberman in connection with the beneficial ownership of shares of Class A Common Stock, Series 1, $.01 par value per share ("Series 1 Shares"), of Montgomery Ward Holding Corp. (the "Company"), and voting trust certificates with respect thereto. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the entire text of the Schedule 13D is hereby amended and restated as set forth below, but previously filed paper exhibits have not been re-filed electronically herewith.

   Item 1.  Security and Issuer.

          This statement relates to the Class A Common
   Stock, Series 1, par value $.01 per share, of Montgomery
   Ward Holding Corp., and voting trust certificates with respect thereto. The principal executive offices of the Company are located at Montgomery Ward Plaza, Chicago,
   Illinois 60671.

   Item 2.  Identity and Background.

          (a)  This statement is being filed by Mr.
   Lieberman.

          (b)  Mr. Lieberman's business address is 10 S.
   Wacker Drive, Suite 4000, Chicago, IL 60606.

          (c) Mr. Lieberman is a senior partner in the law firm of Altheimer & Gray, 10 S. Wacker Drive, Suite 4000,
   Chicago, IL 60606 and has practiced law in Chicago, Illinois since 1954.

          (d) Mr. Lieberman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) Mr. Lieberman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Lieberman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

          (f)  Mr. Lieberman is a citizen of the United
   States of America.

   Item 3. Source and Amount of Funds or Other Consideration

          Mr. Lieberman has beneficial ownership of 314,485
   Series 1 Shares of the Company, represented by Voting
   Trust Certificates (as defined below) (collectively,
   "Shares"), of which 294,250 Shares are directly owned by Lieberman Investment Limited Partnership ("LILP"), a limited partnership of which Mr. Lieberman is the sole general partner. The source and amount of funds or other consideration used by LILP to purchase Shares consisted of $58,850.00 of working capital (consisting of funds invested by the partners of LILP). Mr. Lieberman has acquired beneficial ownership of 10,235 Shares in his individual capacity pursuant to the Montgomery Ward &
   Co., Incorporated Directors Fee and Stock Ownership Plan
   (the "Directors Plan"), pursuant to which Mr. Lieberman had elected to receive Shares in exchange for fees due him for services as a director rendered to the Company and its subsidiary, Montgomery Ward & Co., Incorporated
   ("MW"), beginning in 1991. Mr. Lieberman acquired beneficial ownership of 10,000 Shares in his individual capacity by purchasing Voting Trust Certificates from Dominic M. Mangone on November 22, 1991, at a price of
   $.20 per Share (or $2,000 in the aggregate). Mr.
   Lieberman used personal funds for such purchase.

   Item 4.  Purpose of Transaction.

          The 314,485 Shares to which this Statement relates are currently held for investment purposes. During the time Mr. Lieberman served as a director of the Company and MW, he held Shares for investment purposes and to influence the direction and management of the Company.
   In light of the role of Altheimer & Gray, of which Mr. Lieberman is a senior partner, as counsel to the Company and its subsidiaries, and in light of Mr. Lieberman's role in such representation, Mr. Lieberman may be deemed to hold the Shares reported herein to influence the direction and management of the Company, although no such admission is made.

          On June 21, 1988, LILP acquired 294,250 Shares
   (after giving effect to a five for one split-up of the Company's Common Stock on April 2, 1990). The
   Partnership Agreement for LILP (the "LILP Partnership
   Agreement") is attached hereto as Exhibit 1 and incorporated herein by reference.

          From 1991 through 1997, Mr. Lieberman has acquired 10,235 Shares in his individual capacity pursuant to the Directors Plan. On July 18, 1997 (the "Resignation Date"), Mr. Lieberman resigned as a director of each of the Company and MW. The Directors Plan is attached hereto as Exhibit 2 and incorporated herein by reference.

          On November 22, 1991, Mr. Lieberman purchased
   10,000 Shares from Dominic M. Mangone at a price of $.20 per Share.

          All Series 1 Shares acquired by LILP and by Mr. Lieberman have been deposited into a voting trust (the "Voting Trust") created by that certain Voting Trust Agreement dated June 21, 1988 (the "Voting Trust Agreement"). Pursuant to the Voting Trust Agreement, Bernard F. Brennan ("Mr. Brennan"), as voting trustee (or any successor voting trustee) (the "Voting Trustee") has full and exclusive power to vote such shares (subject to certain limited exceptions) and holds such shares of record. The Voting Trustee has issued voting trust certificates ("Voting Trust Certificates") in exchange for such shares. Under the Voting Trust Agreement, the Voting Trustee has (with certain very limited exceptions) full and exclusive power and authority to vote and give consents with respect to the shares of stock held subject to the Voting Trust. The Voting Trust Agreement will expire by its terms on June 21, 1998. The Voting Trust Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

          From October 14, 1991 until the Resignation Date, Mr. Lieberman served as the trustee of a trust (the "Family Trust") for the benefit of members of the family of Mr. Brennan. At all times while Mr. Lieberman was trustee, the Family Trust directly held 2,200,000 shares of Class A Common Stock, Series 1, which shares were not required to be deposited in the Voting Trust. During the time he served as trustee of the Family Trust, Mr. Lieberman had voting and dispositive power with respect to the Series 1 Shares held in the Family Trust. Pursuant to the Stockholders' Agreement (as defined below), Mr. Lieberman, as trustee of the Family Trust, was subject to certain voting requirements with respect to the election as directors of the Company of designees of certain persons specified in the Stockholders' Agreement. On the Resignation Date, Mr. Lieberman resigned as trustee of the Family Trust and, therefore, no longer holds any beneficial interest in any of the shares of Class A Common Stock, Series 1, held therein.

          Mr. Lieberman, LILP and all Shares beneficially owned by Mr. Lieberman, are subject to that certain Stockholders' Agreement dated as of June 17, 1988, as amended to date (the "Stockholders' Agreement").
   Pursuant to the Stockholders' Agreement and the By-laws of the Company, Mr. Brennan has since 1988 had the right to designate for election certain of the Company's directors. From June 1988 until the Resignation Date, Mr. Lieberman served as a director of the Company as a result of such a designation by Mr. Brennan.

          The Stockholders' Agreement provides that at any time in which Article V of the Stockholders' Agreement is in effect (which, with respect to Shares beneficially owned by Mr. Lieberman, will expire no later than June 17, 1998) and a Voting Trust is not in effect, all shares of Common Stock of the Company held by Management Shareholders (as defined in the Stockholders' Agreement, which definition includes Mr. Lieberman) and Permitted Transferees (as defined in the Stockholders' Agreement, which definition includes LILP) shall be voted on all matters in the same manner that Mr. Brennan votes his shares of Common Stock.

          Under both the Stockholders' Agreement and the Terms and Conditions of the Montgomery Ward & Co., Incorporated Stock Ownership Plan, as amended to date (the "Terms and Conditions") (which Terms and Conditions govern the ownership of shares of Class A Common Stock issued pursuant to such Stock Ownership Plan), until the Resignation Date Mr. Lieberman served as a member of a committee which had certain rights with respect to the designation of persons to purchase shares of Common Stock of the Company (including the Shares).

          The Stockholders' Agreement and the Terms and Conditions are attached hereto as Exhibits 4 and 5 respectively, and are incorporated herein by reference. The Stockholders' Agreement (and the Certificate of Incorporation and By-laws of the Company, as required by the Stockholders' Agreement) contain certain restrictions and supermajority requirements with respect to certain actions affecting the Company.

          Except as described herein, Mr. Lieberman does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interests in Securities of the Issuer.

          The following information is based on a total of 18,322,247 shares of Class A Common Stock and 43,322,247 shares of Common Stock of the Company outstanding as of July 10, 1997.

          (a)  Mr. Lieberman beneficially owns 314,485
   Shares, constituting approximately 1.7% of the shares of Class A Common Stock of the Company outstanding as of July 10, 1997.

          (b)  Except as otherwise provided herein, Mr.
   Lieberman, as sole general partner of LILP and in his individual capacity, has the sole power to dispose or direct the disposition of 314,485 Shares constituting approximately 1.7% of the shares of Class A Common Stock and approximately 0.7% of the shares of Common Stock outstanding as of July 10, 1997. Mr. Lieberman has no voting power (except in certain limited circumstances) with respect to any such Shares.

          (c) During the past sixty days, Mr. Lieberman has not effected any transactions in Series 1 Shares or Voting Trust Certificates. As of the Resignation Date, Mr. Lieberman resigned as trustee of the Family Trust and, as a result, as of such date, he ceased to hold beneficial ownership of the 2,200,000 Shares held by the Family Trust. Pursuant to the Directors Plan, on July 1, 1997, a ten-day option arose under which Mr. Lieberman could elect to receive fees due him for services as a director rendered to the Company and MW during the second quarter of 1997 in Shares (specifically, 1,024 Shares at $7.32 per Share). Mr. Lieberman had previously made an irrevocable election, pursuant to which such election would have been deemed made on July 8, 1997. However, on July 7, 1997, the Company and many of its direct and indirect subsidiaries filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code. As a result, Mr. Lieberman's right to pre-petition director fees was automatically stayed. Accordingly, no Shares were issued to Mr. Lieberman on July 8, 1997.

          (d) LILP has the right to receive dividends from, or the proceeds from the sale of, Shares held thereby, although Mr. Lieberman as general partner thereof may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

          (e) Mr. Lieberman ceased to beneficially own more than five percent of the Class A Common Stock as of July
   18, 1997, the Resignation Date.

   Item 6.  Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the
            Issuer.

          Except as set forth below, and in Item 4 and Item 5 above, Mr. Lieberman does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholder of proxies.

          All Shares beneficially owned by Mr. Lieberman are subject to the Stockholders' Agreement and to significant restrictions on transfer and rights of refusal. Also under the Stockholders' Agreement, Shares beneficially owned by Mr. Lieberman (both Shares owned by Mr. Lieberman in his individual capacity and by LILP) are subject to certain put and call rights which arise upon Mr. Lieberman's death. Under the Directors Plan, Mr. Lieberman may be entitled to acquire additional Shares from the Company with respect to his service as a director of the Company and MW prior to the Resignation Date.

   Item 7.  Material to be filed as Exhibits.

          Exhibit 1.     LILP Partnership Agreement
          Exhibit 2.     Directors Plan
          Exhibit 3.     Voting Trust Agreement
          Exhibit 4.     Stockholders Agreement
          Exhibit 5.     Terms and Conditions

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  August 8, 1997


                                   /s/ Myron Lieberman
                                   Myron Lieberman